Note to readers: Vivendi Universal provided preliminary, unaudited revenue information for the full year and the fourth quarter of 2005 on an IFRS basis in accordance with European regulatory requirements.
Vivendi Universal Reports Full Year 2005 Revenues Up 9%
and 7% on a Comparable Basis
PARIS — January 30, 2006
Full Year of 2005 Revenues
Vivendi Universal’s as published revenues amounted to €19,484 million compared to €17,883 million for the full year of 2004, an increase of 9%.
On a comparable basis1, revenues amounted to €19,439 million compared to €18,237 million for the full year of 2004, an increase of 7%.
Fourth Quarter of 2005 Revenues
Vivendi Universal’s as published revenues amounted to €5,479 million compared to €5,124 million for the fourth quarter of 2004, an increase of 7%.
On a comparable basis, revenues amounted to €5,479 million compared to €5,277 million for the fourth quarter of 2004, an increase of 4%.

[1]	Comparable basis essentially illustrates the effect of the divestitures that occurred in 2004 (mainly Canal+ Benelux, UMG’s Music clubs, Kencell and Monaco Telecom), of the divestitures that occurred in 2005 (mainly NC Numéricâble) and includes the full consolidation of minority stakes in distribution subsidiaries at SFR and of Mauritel at Maroc Telecom as if these transactions had occurred on January 1, 2004. In 2004, comparable basis also includes estimated mobile-to-mobile sales at SFR applying 2005 rate. The revenues are not necessarily indicative of the combined revenues that would have occurred had the events actually occurred on January 1, 2004.

Universal Music Group
Full Year of 2005:
Universal Music Group’s (UMG) revenues of €4,893 million were up 1.6% on a comparable basis2 and at constant currency with growth in North America and Music Publishing offsetting weakness in Asia. Digital sales of €259 million were almost three times 2004 sales and represented 5.3% of UMG’s total revenues. There was strong growth in both the on-line and mobile sectors.
Best sellers in 2005 included new releases from Mariah Carey, 50 Cent, Black Eyed Peas, Eminem, Kanye West and Jack Johnson in addition to very strong carryover sales from Gwen Stefani. Other best sellers were debut releases from The Game, The Pussycat Dolls, Fall Out Boy, Akon and the U.K.’s Kaiser Chiefs. Regional best sellers included Latin artists Juanes and Daddy Yankee, Germany’s Rammstein, Brazil’s Ivete Sangalo and France’s Chimène Badi.
In the U.S., total album unit sales for the industry as measured by SoundScan fell 7.2%3, while sales of digital tracks grew from €141 million in 2004 to €353 million in 2005. UMG outperformed the market driving a 2-percentage point increase in market share to an unprecedented 31.7%. UMG had the top two best selling albums of the year with Mariah Carey and 50 Cent and seven of the top 10.
Fourth Quarter of 2005:
UMG’s revenues of €1,682 million declined 1.7% on a comparable basis (down 5.2% on a comparable basis and at constant currency) versus a very strong quarter in 2004 due to an exceptional release schedule.
Best sellers in the period included a greatest hits package from Eminem, the NOW 20 compilation in the U.S., the “Get Rich Or Die Tryin” O.S.T. featuring 50 Cent, a new studio album from Mary J. Blige and strong sales of prior period releases from Black Eyed Peas, Mariah Carey and Nickelback. Last year’s best sellers included new studio albums from Eminem, U2 and Gwen Stefani and greatest hits packages from Shania Twain, Toby Keith and George Strait.

[2]	Comparable basis illustrates the effect of the divestiture of UMG’s Music Clubs in the U.K. and France as if they had occurred on January 1, 2004.

[3]	Nielsen SoundScan data for the period ending 1st January 2006. Based on 52 weeks of calendar year 2004 sales. Vivendi Universal cannot vouch for the accuracy of Nielsen SoundScan data.

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Vivendi Universal Games
Full Year of 2005 :
Vivendi Universal Games’ (VUG’s) revenues of €641 million were up 34.9% compared to prior year (up 34.6% at constant currency). This increase was driven by the critically acclaimed subscription-based massively multiplayer online role-playing game (MMORPG) World of Warcraft as well as the very strong performance of the fourth quarter release 50 Cent: Bulletproof, the gritty urban action game starring multi-platinum recording artist 50 Cent. Other top sellers during 2005 included the new releases Robots, Hulk II, F.E.A.R., which was named ‘Best Action Game of E3 2005’ by the E3 Critics, Crash Tag Team Racing and strong sales in North America from the distribution of Delta Force: Black Hawk Down and FlatOut.
During 2005, World of Warcraft successfully launched commercially in several key territories - Korea (January), Europe (February), China (June) and Taiwan (November) — and continued its strong growth in North America following its launch in late 2004. World of Warcraft continues to be the fastest-growing game in its category, achieving over 5.5 million customers globally via directly managed operations in North America, Europe and Korea, and licensed operations in China and Taiwan.
Fourth Quarter of 2005:
VUG’s revenues of €245 million were down 7.2% (down 11.1% at constant currency) versus an exceptional quarter in 2004, reflecting the highly successful launch of World of Warcraft in North America as well as Half-Life 2.
Best sellers in the quarter included the new releases of 50 Cent: Bulletproof, F.E.A.R., and Crash Tag Team Racing. Also in the fourth quarter of 2005, World of Warcraft was successfully launched commercially in Taiwan.
Canal+ Group
Full Year of 2005:
Canal+ Group reported revenues of €3,452 million. On a comparable basis4 revenues were up €130 million or 4% compared to 2004.
On a comparable basis, revenues from pay-TV operations in France were up €114 million or 4% compared with year-end 2004, due to increased revenue per subscriber and higher subscription portfolio.
The group’s total portfolio as of December 31, 2005 reached 8.25 million subscriptions. Net additions over the year were approximately 310,000. In 2005, Canal+ Group achieved over 1.1 million gross additions, up 13% compared with 2004, including approximately 640,000 to Canal+ which posted its best recruitment since 1987.
Total subscriptions to Canal+ at the end of the year reached 5.06 million, up 105,000 compared with December 2004. This was more than twice the growth achieved in 2004. Churn rate stood at 11.4%. Launched in March 2005, Canal+ Group’s premium channel package, Canal+ Le Bouquet, represented more than 52% of total Canal+ subscriptions at the end of 2005.
CanalSat subscriptions as of December 31, 2005, reached 3.19 million, up to approximately 205,000 compared with 2004. Over the year, CanalSat recruited over 480,000 new subscribers (up 8% compared with 2004), while maintaining a churn rate just below 10%.
Other Canal+ Group operations posted revenues up 3% compared with 2004 on a comparable basis. The slight decrease in StudioCanal sales (down 3% at €380 million) reflected termination of non-profitable

[4]	Comparable basis mainly illustrates the impact of Canal+ Group’s dispositions of businesses (Canal+ Benelux in 2004, NC Numéricâble in March 2005) as if these transactions had occurred on January 1, 2004.

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businesses, particularly in-house film production. Pay-TV operations in Poland turned in strong performance (up 28% at €193 million) mainly due to increased subscription portfolio.
Fourth Quarter of 2005:
Canal+ Group reported revenues of €892 million. On a comparable basis, revenues were up €53 million or up 6.3% compared to the fourth quarter of 2004.
On a comparable basis, revenues from the pay-TV operations in France were up €45 million or 7% year-on-year.
Other Canal+ Group operations posted revenues up 6% compared with the fourth quarter of 2004 on a comparable basis, mainly thanks to StudioCanal (up 8%) and pay-TV operations in Poland (up 30%).
SFR
Following the closing, on August 22, 2005, of the Cegetel and Neuf Telecom merger to create the leading alternative operator for fixed telecommunications services in France, and in accordance with IFRS, the Fixed Operation of SFR Group — the subsidiary Cegetel — is not integrated in Vivendi Universal’s revenues. Consequently, numbers reported for SFR for both 2004 and 2005 correspond only to the Mobile Operation.
Full Year of 2005:
SFR revenues grew 20.8% to € 8,687 million. On a comparable basis5, revenues were up 7.0%, mainly reflecting the year on year increase in the customer base combined with a stable blended ARPU6 despite fixed incoming voice termination rate cut of 16.3% on January 1, 2005. Excluding the call termination rate decrease, the revenue growth would have been up 8.4%.
SFR proved ongoing commercial dynamism throughout the twelve months of 2005 with 1.378 million net new customers taking its registered customer base to 17.198 million7, an 8.7% increase versus 2004. The postpaid customer base grew by 13.3% year on year to 10.880 million, with more than 90% of new customers being contract customers.
Blended annual ARPU excluding mobile to mobile termination was stable at €429, despite the fixed incoming voice rate cut, benefiting from the improved customer mix at 63.3% of postpaid (versus 60.7% in 2004) and the 10.5% increase of the blended average voice usage per customer (AUPU)8 to 296 minutes per month.
This highlighted the success of SFR’s strategy which aimed to substitute fixed voice usage with mobile voice usage and to develop new services around music, video and TV. This was made possible thanks to additional voice capacity and speed brought by SFR investments in the 3G technology along with major strategic agreements with various content providers, including CanalSat in June, UMG in July, and FIFA in November.
SFR has achieved an excellent performance with 3G, topping 1,003,000 3G customers at the end of December 2005. SFR’s 3G success can also be seen in the usage patterns of its 3G customers: for example,

[5]	In 2004, comparable basis included estimated mobile-to-mobile sales at SFR applying 2005 rate and illustrated the full consolidation of minority stakes in distribution subsidiaries as of January 1, 2004.

[6]	ARPU (Average Revenue Per User) is defined as revenues net of promotions and net of third-party content provider revenues (including toll numbers related revenues) excluding roaming in and equipment sales divided by average Arcep total customer base for the last twelve months. 2004 ARPU is without the revenues from directory activity.

[7]	SFR excluding wholesale customers total base (wholesale customer base reached 119,000 at the end of December 2005).

[8]	AUPU (Average Usage Per User) is defined as the incoming and outgoing “voice” volumes divided by average Arcep total customer base for the last twelve months

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340,000 songs were downloaded in the sole month of December 2005 placing SFR in the top 5 of legal music download platforms in France.
Net data revenues9 improved significantly (up 27.7%) to represent 13.2% of network revenues (excluding mobile to mobile termination) for the year 2005, compared to 9.6% at the end of December 2004. This increase is mainly due to the 21% increase in text messaging (SMS) to 5.4 billion SMS, the multiplication by 2.6 times of MMS to 98 million and the further penetration of Vodafone Live! : 4,785,000 SFR customers were recorded to the mobile multimedia services portal compared to 2,230,000 at the end of December 2004. This contributed to an 18% growth in net data ARPU to €59.
Fourth Quarter of 2005:
SFR achieved a revenue growth of 19.6% to €2,212 million. On a comparable basis, revenues were up 5.4%, mainly reflecting the increase in the customer base combined with a stable ARPU over the fourth quarter, partly offset by sharp decrease in Roaming In revenues due to the introduction of the “Vodafone Passport” tariffs plan in the third quarter of 2005.
Maroc Telecom
Full Year of 2005:
Maroc Telecom’s revenues of €1,860 million increased by 17.6%, compared to 2004 (up 16% at constant currency on a comparable basis10) due to the performance of mobile and internet businesses.
Mobile revenues of €1,156 million increased by 31.5% compared to 2004 (up 29.2% at constant currency on a comparable basis). Excluding the impact of the increase of incoming international interconnection tariff applied by ANRT as of January 1, 2005, revenues increased by 25.8% (up 23.6% at constant currency on a comparable basis).
This growth is primarily explained by the continuing growth of the customer base11 (8.8 million of customers, up 38.3% compared to 2004), with a net increase of the customer base of more than 2.4 million since the beginning of 2005. The blended monthly ARPU12 stood at €10.8 (versus €11.2 in 2004) with a positive impact of the increase of incoming international interconnection tariff applied as of January 1, 2005 (down 8.9% excluding this impact). The churn rate was of 12.2% (compared to 11.6% in 2004).
Fixed telephony and internet revenues of €1,082 million increased by 7% compared to 2004 (up 5.9% at constant currency on a comparable basis). This growth was linked to the increase of the fixed customer base and of broadband internet activity, to the continuing growth of incoming international traffic, which offset the decrease of the average invoice per customer.
The fixed customer base reached 1.34 million lines at the end of 2005 (up 2.4% compared to the end of 2004). Thanks to the monthly fee decrease as of March 2005 and to the year end promotions, the ADSL customer base continued its development to approximately 242,000 accesses at the end of December 2005, versus approximately 60,000 at the end of December 2004.
Fourth Quarter of 2005:
Maroc Telecom revenues of €480 million increased by 18.5% compared to the fourth quarter of 2004 (up 17.5% at constant currency on a comparable basis) mainly due to the growth of mobile and internet businesses.

[9]	Data revenues are now presented net of third party content provider revenues.

[10]	Comparable basis illustrates the effects of the full consolidation of Mauritel as if this transaction had occurred as of January 1, 2004.

[11]	Without Mauritel.

[12]	ARPU (Average Revenue per User) is defined as revenues (from incoming and outcoming calls and data services), net of promotions, excluding roaming in and equipment sales, divided by average customer base over the period.

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Important disclaimer:
This press release contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Autorité des Marchés Financiers (www.amf-france.org). Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.
CONTACTS :

Media	Investor Relations

Paris	Paris
Antoine Lefort	Daniel Scolan
+33 (0) 1 71 71 11 80	+33 (0) 1 71 71 32 91
Agnès Vétillart	Laurence Daniel
+33 (0) 1 71 71 30 82	+33 (0) 1 71 71 12 33
Alain Delrieu	Edouard Lassalle
+33 (0) 1 71 71 10 86	+ 33 (0) 1 71 71 30 45
New York	New York
Flavie Lemarchand-Wood	Eileen McLaughlin
+(1) 212.572.1118	+(1) 212 572 1334

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APPENDIX I

VIVENDI UNIVERSAL
REVENUES ON A COMPARABLE BASIS BY BUSINESS SEGMENT
(IFRS, unaudited)
Comparable basis essentially illustrates the effect of the divestitures that occurred in 2004 (mainly Canal+ Benelux, UMG’s Music clubs, Kencell and Monaco Telecom), of the divestitures that occurred in 2005 (mainly NC Numéricâble) and includes the full consolidation of minority stakes in distribution subsidiaries at SFR and of Mauritel at Maroc Telecom as if these transactions had occurred as at January 1, 2004. In 2004, comparable basis also includes estimated mobile-to-mobile sales at SFR applying 2005 rate. Comparable basis revenues are not necessarily indicative of the combined revenues that would have occurred had the events actually occurred at the beginning of 2004.

4th Quarter Ended December 31,					Year Ended December 31,
			% Change					% Change
		%	at constant				%	at constant
2005	2004	Change	rate	(In millions of euros)	2005	2004	Change	rate
				Revenues
€1,682	€1,711	-1.7%	-5.2%	Universal Music Group	€4,893	€4,819	1.5%	1.6%
245	264	-7.2%	-11.1%	Vivendi Universal Games	641	475	34.9%	34.6%
892	839	6.3%	5.7%	Canal+ Group	3,407	3,277	4.0%	3.3%
2,212	2,098	5.4%	5.4%	SFR (a)	8,687	8,117	7.0%	7.0%
480	405	18.5%	17.5%	Maroc Telecom	1,860	1,611	15.5%	16.0%
(32)	(40)	20.0%	20.0%	Non core operations and elimination of intercompany transactions (b)	(49)	(62)	21.0%	21.0%

€5,479	€5,277	3.8%	2.3%	Total Vivendi Universal	€19,439	€18,237	6.6%	6.5%

(a)	As of January 1, 2005, SFR revenues included mobile-to-mobile sales for €909 million for the year ended December 31, 2005 (including €235 million for the fourth quarter). 2004 comparable basis included estimated mobile-to-mobile sales applying 2005 rate, i.e. €875 million for the year ended December 31, 2004 (including €233 million for the fourth quarter).
(b)	Corresponds to Vivendi Telecom International, Vivendi Valorisation and other non core businesses.

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APPENDIX II
VIVENDI UNIVERSAL
REVENUES BY BUSINESS SEGMENT AS PUBLISHED (a)
(IFRS, unaudited)

4th Quarter Ended December 31,				Year Ended December 31,
		%				%
2005	2004	Change	(In millions of euros)	2005	2004	Change
			Revenues
€1,682	€1,760	-4.4%	Universal Music Group	€4,893	€4,989	-1.9%
245	264	-7.2%	Vivendi Universal Games	641	475	34.9%
892	886	0.7%	Canal+ Group	3,452	3,560	-3.0%
2,212	1,850	19.6%	SFR (b)	8,687	7,192	20.8%
480	405	18.5%	Maroc Telecom	1,860	1,581	17.6%
(32)	(41)	22.0%	Non core operations and elimination of intercompany transactions (c)	(49)	86	na*

€5,479	€5,124	6.9%	Total Vivendi Universal	€19,484	€17,883	9.0%

*na: not applicable.
(a) As they are being published in BALO on January 30, 2006.
(b)	In accordance with IFRS 5, following Cegetel and Neuf Telecom merger, announced on May 11, 2005 and closed on August 22, 2005, the fixed operations of SFR qualified as discontinued operations. Consequently, revenues published for SFR for both 2005 and 2004 exclude Cegetel and only include mobile operations.
As of January 1, 2005, SFR revenues included mobile-to-mobile sales for €909 million for the year ended December 31, 2005 (including €235 million for the fourth quarter).
(c)	Corresponds to Vivendi Telecom International, Vivendi Valorisation and other non core businesses.

VIVENDI UNIVERSAL
RECONCILIATION OF REVENUES PREPARED UNDER FRENCH GAAP AND IFRS REVENUES
(unaudited)

	Year Ended December 31, 2004
		Revenues of telecom operators					Reclassification of
	French GAAP						Cegetel and VUE
	as published	Change in	Handset	Equipment		Other	as discontinued
(In millions of euros)	(a)	presentation (b)	subsidies	sales	Other	impacts	operations (c)	IFRS
Revenues

Universal Music Group	€4,993	€—	€—	€—	€—	€(4)	€—	€4,989
Vivendi Universal Games	475	—	—	—	—	—	—	475
Canal+ Group	3,580	—	—	—	—	(20)	—	3,560
SFR	8,317	—	(78)	(18)	(2)	—	(1,027)	7,192
Maroc Telecom	1,627	—	(48)	(2)	4	—	—	1,581
Non core operations and elimination of intercompany transactions	109	—	—	—	—	(50)	27	86
Vivendi Universal Entertainment	2,327	—	—	—	—	—	(2,327)	—

Total Vivendi Universal	€21,428	€—	€(126)	€(20)	€2	€(74)	€(3,327)	€17,883

(a)	As they were published in BALO on February 2, 2005 and filed with the SEC as the 2004 Form 20-F on June 29, 2005.
(b)	Sales of services provided to customers managed by SFR and Maroc Telecom on behalf of content providers, are net of related expenses. Under French GAAP, this change in presentation only occurred in the fourth quarter of 2004. Please refer to Notes 1.3.4.4 and 2.8.L. to the Note “IFRS 2004 transition” published on April 14, 2005 and filed with the SEC as exhibit 15.1 of the 2004 Form 20-F on June 29, 2005.
(c)	In accordance with IFRS 5, Cegetel and VUE qualified as discontinued operations and the related net income and expenses were deconsolidated as of January 1, 2004.

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